EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) from continuing operations before provision for income taxes	$429,538	$272,057	$(645)	$(1,025,679)	$592,389
Less: Equity income (loss) from unconsolidated subsidiaries	104,776	26,561	(34,095)	(80,130)	64,939
Income (loss) from continuing operations attributable to non-controlling interests	6,918	(49,777)	(60,979)	(54,198)	11,875
Add: Distributed earnings of unconsolidated subsidiaries	20,794	33,874	13,509	23,867	117,196
Fixed charges	219,964	272,301	278,379	236,533	220,213

Total earnings (loss) before fixed charges	$558,602	$601,448	$386,317	$(630,951)	$852,984

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$69,715	$63,002	$59,978	$69,377	$57,222
Interest expense	150,249	191,151	189,146	167,156	162,991
Write-off of financing costs	—	18,148	29,255	—	—

Total fixed charges	$219,964	$272,301	$278,379	$236,533	$220,213

Ratio of earnings to fixed charges	2.54	2.21	1.39	N/A (2)	3.87

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.